
January 5, 2023

Anthony Balic
Chief Financial Officer
Greenbriar Capital Corp.
632 Foster Avenue
Coquitlam, British Columbia
Canada
V3J 2L7

  Re: Greenbriar Capital Corp.
    Form 20-F for fiscal year ended December 31, 2021
    Filed May 17, 2022
    File No. 000-56391

Dear Anthony Balic:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction